Filed Pursuant to Rule 433
November 1, 2007

Relating to
Prospectus dated August 16, 2006
Registration No. 333−136666

THE BEAR STEARNS COMPANIES INC.

5 YEAR FIXED RATE NOTE, CALLABLE STARTING ON, BUT NOT BEFORE, NOVEMBER 13, 2008
FINAL TERMS AND CONDITIONS

Issuer:	The Bear Stearns Companies Inc.
Expected Ratings:
A1/ A+

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the securities should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Trade Date:	November 1, 2007
Settlement Date:	November 13, 2007
Total principal amount (USD):	$5,500,000 (may be upsized)
Coupon:	6.00%
Maturity Date:	November 13, 2012
Public Offering Price	100.00%
Redemption Price	100.00%
Initial Interest Payment Date	February 13, 2008
Interest Payment Dates	Quarterly on the 13th calendar day of each February, May, August and November, subject to Early Redemption, in accordance with the Business Day Convention.
Interest Period End Dates	Quarterly on the 13th calendar day of each February, May, August and November, starting on February 13, 2008.
Interest Period
Each period from, and including, one Coupon Period End Date to, but excluding, the next following Coupon Period End Date, except that the initial Coupon Period will commence on, and include the Issue Date.

Coupon Payment Currency	USD

Business Days	New York, London
Business Day Convention	Modified Following
Day count:	30 / 360 unadjusted
Minimum denomination:	$1,000 minimum, $1,000 integral multiples thereafter
Early Redemption
The Issuer shall have the right to call the Notes in whole but not in part at 100% of the Issue Amount on each Coupon Payment Date starting on November 13, 2008 by providing five (5) Business Days prior notice.

Form	USMTN
Listing	None
Clearing	DTC
Payment and Delivery	Delivery of the note in full on the Issue Date to Bear Stearns through DTC, against payment.
No Investment Advice
In creating this term sheet Bear Stearns is not providing you with investment advice or a personal recommendation. In the event Bear Stearns is deemed to have provided you with investment advice, you acknowledge and agree that Bear Stearns has only done so to the extent that you have provided Bear Stearns with your investment objectives with respect to the Notes and only such investment objectives have been taken into account when assessing the suitability of the Notes for your purposes.

Risk Factors
Credit and Principal. The Note is an unsecured senior unsubordinated obligation of the Issuer. The Note is principal protected only at maturity and, if called by the Issuer, on the relevant Call Date.

Liquidity Risk. Neither Bear Stearns nor the Issuer makes any representation as to the existence of a secondary market for the Note. The market value can be expected to fluctuate significantly and investors should be prepared to assume the market risks associated with these Notes. However, under ordinary market conditions, Bear Stearns will offer to repurchase part or all of the Notes outstanding, although there can be no assurance at which price such a bid would be made. The price given, if any, may also be affected by many factors, including, but not limited to: the remaining term of the Notes, the general level of interest rates, implied volatility and the cost to the Issuer of unwinding any related hedging activity or any funding arrangement.

CUSIP:	073928Y98

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-803-9204.